Filed by The Goodyear Tire & Rubber Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Tire & Rubber Company
Commission File No. 001-04329
Date: February 22, 2021

The following communication was made available by The Goodyear Tire & Rubber Company (“Goodyear”) on goodyearcooper.transactionfacts.com on February 22, 2021.

FAQ for Transaction Microsite

What Did Goodyear and Cooper Announce?

Goodyear and Cooper announced they have entered a definitive transaction agreement under which Goodyear will acquire Cooper in a cash-and-stock transaction with a total enterprise value of approximately $2.5 billion. The transaction will expand Goodyear’s product offering by combining two portfolios of complementary brands. It will also create a stronger U.S.-based manufacturer with increased presence in distribution and retail channels while combining both companies’ strengths in the highly profitable light truck and SUV product segments. The combined company will have approximately $17.5 billion in pro forma 2019 sales.

Why Is Cooper the Right Partner for Goodyear?

We are confident this combination will enable the combined company to provide enhanced service for our customers and consumers while delivering value for shareholders. The transaction has clear and compelling industrial logic – it will deliver:

•	A stronger position in the global tire industry, with expanded leadership in the U.S., significantly increased strength in other North American markets and a near doubling of our presence in China;

•

Expanded ability to serve customers and consumers with a combined portfolio of complementary brands across the value spectrum, including enhanced depth in the highly profitable light truck and SUV product segments;

•	A stronger financial foundation with greater resources, an improved balance sheet and increased opportunities for earnings and growth;

•	Opportunities for expansion of select Cooper facilities will increase capital efficiency and flexibility; and

•	Increased scale to support investments in new mobility and fleet solutions.

Goodyear and Cooper are a strong cultural fit. We expect that our similar cultures will be an important asset, supporting a successful integration with a best-of-both worlds philosophy and ensuring continuity of manufacturing, operations and customer service.

What Capabilities Does Cooper Offer to Advance Goodyear’s Strategy for the Future of Mobility?

Acquiring Cooper enhances Goodyear’s core business in an evolving industry, while providing greater financial flexibility and scale to invest in growth areas. These areas include our mobility strategy and our relationships with OEs, autonomous driving system developers, fleet operators and other mobility platforms.

How Will This Transaction Benefit Customers and Consumers?

This is exciting news for Goodyear and Cooper customers and consumers. With the addition of Cooper, Goodyear will be a stronger partner for our customers and even better able to serve the unique needs of drivers.

The transaction will leverage the respective strengths of both companies to provide our customers:

•	Expanded product offering. The blending of these complementary brands will create a comprehensive portfolio that fully covers the premium, mid and lower tiers.

•	Combined strength in light truck and SUV. The transaction will harness the companies’ shared strength in light truck and SUV products to better serve this highly profitable segment.

•	Greater manufacturing capabilities. The addition of Cooper will create opportunities to expand select Cooper facilities to increase capital efficiency and flexibility.

•	Enhanced service. Our combined assets will further enhance service for our customers.

As a result, consumers will have more choices and be able to buy more Goodyear products in more locations.

What Does This Transaction Mean for Goodyear and Cooper Employees and Its Relationships with Unions?

This transaction is about creating a stronger U.S.-based leader in the global tire industry by uniting two companies with rich histories in our shared home state of Ohio, and strengthening and positioning the combined company for long-term growth, which ensures we’re positioned to create career opportunities and support communities where we operate. Today’s announcement is just the first step in a process. Until the transaction closes, which is expected in the second half of 2021, Goodyear and Cooper remain separate companies and competitors and nothing about the way we work changes.

What Does This Transaction Mean for the Communities in Which Goodyear and Cooper Operate?

After closing, the combined company will be headquartered in Akron, but Goodyear expects to maintain a presence in Findlay, OH. Like many companies, Goodyear is spending time thinking about the workplace of the future and we will continue to assess our corporate footprint. By strengthening and positioning the combined company for long-term growth, we will ensure our ability to continue supporting communities where we operate.

When Is the Transaction Expected to Close?

The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Cooper shareholders. The transaction is expected to close in the second half of 2021.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Goodyear and Cooper Tire & Rubber Company (“Cooper”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Cooper stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper’s respective businesses; the effect of this communication on Goodyear’s or Cooper’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper’s control; transaction costs; Goodyear’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth under the heading “Risk Factors” on the companies’ Annual Reports on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Goodyear assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the potential transaction, Goodyear expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Goodyear that also constitutes a preliminary proxy statement of Cooper. After the registration statement is declared effective, Cooper will mail a definitive proxy statement/prospectus to stockholders of Cooper. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper may file with the SEC and send to Cooper’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND COOPER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Goodyear or Cooper through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear will be available free of charge on Goodyear’s website at corporate.goodyear.com/en-US/investors.html and copies of the documents filed with the SEC by Cooper will be available free of charge on Cooper’s website at http://investors.coopertire.com.

Additional information can be found in the press release below and by visiting goodyearcooper.transactionfacts.com, our newly launched website dedicated to the transaction.

Participants in the Solicitation

Goodyear and Cooper and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of Cooper is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.